74P


On September 26, 2008, the fund entered into an Agreement with another registered investment company (the Seller) managed by Putnam
Management. Under the Agreement, the Seller sold to the fund the right to receive, in the aggregate, $655,823 in net payments from Lehman Brothers
Special Financing, Inc. in connection with certain terminated derivatives transactions (the Receivable), in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The
Receivable will be off set against the funds net payable to Lehman Brothers Special Financing, Inc. and is included in the Statement of assets and liabilities within payable for investments purchased. Future payments under the Agreement are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreement will be recorded as realized gain or loss.